Term Sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011
underlying supplement no. 1-I dated November 14, 2011 and
product supplement no. 20-I dated January 5, 2012
Term Sheet to Product Supplement No. 20-I Registration Statement No. 333-177923 Dated January 28, 2014; Rule 433

Structured Investments	$ Auto Callable Contingent Interest Notes Linked to the SPDR® EURO STOXX 50® ETF due January 31, 2017
General
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The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the SPDR® EURO STOXX 50® ETF is greater than or equal to 75% of the Initial Share Price, which we refer to as the Interest Barrier.  In addition, if the closing price of one share of the Fund on any Review Date (other than the final Review Date) is greater than or equal to the Initial Share Price, the notes will be automatically called.  Investors in the notes should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.

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Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the Fund is greater than or equal to the Interest Barrier.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	The first Interest Payment Date occurs approximately one year after the Original Issue Date and the subsequent Interest Payment Dates occur semiannually.
•	The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is January 27, 2015.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 31, 2017†
•	Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about January 28, 2014 and are expected to settle on or about January 31, 2014.
Key Terms
Fund:	The SPDR® EURO STOXX 50® ETF (Bloomberg ticker: “FEZ”)
Contingent Interest Payments:
If the notes have not been previously called and the closing price of one share of the Fund on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment.  If applicable, the Contingent Interest Payment will be (a) with respect to the first Interest Payment Date, at least $80.00* (equivalent to an interest rate of at least 8.00%* per annum) and (b) with respect to each subsequent Interest Payment Date, at least $40.00* (equivalent to an interest rate of at least 8.00%* per annum), payable at a rate of at least 4.00%* semiannually with respect to each subsequent Interest Payment Date.
If the closing price of one share of the Fund on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Interest Barrier / Trigger Level:	75% of the Initial Share Price (subject to adjustments)
Contingent Interest Rate:
If applicable, at least 8.00%* per annum, payable at a rate of at least 8.00%* with respect to the first Interest Payment Date and at a rate of at least 4.00%* semiannually with respect to each subsequent Interest Payment Date
*The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 8.00% per annum.

Automatic Call:
If the closing price of one share of the Fund on any Review Date (other than the final Review Date) is greater than or equal to the Initial Share Price, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.

Payment at Maturity:
If the notes have not been automatically called and the Final Share Price is greater than or equal to the Trigger Level, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.

If the notes have not been automatically called and the Final Share Price is less than the Trigger Level, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)
If the notes have not been automatically called and the Final Share Price is less than the Trigger Level, you will lose more than 25% of your principal and could lose up to the entire principal amount of your notes at maturity.

Fund Return:	(Final Share Price – Initial Share Price) Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the pricing date, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Fund on the final Review Date
Share Adjustment Factor
Set equal to 1.0 on the Pricing Date and subject to adjustment under certain circumstances.  See “General Terms of Notes — Additional Fund Provisions — Anti-Dilution Adjustments” in the accompanying product supplement no. 20-I.

Pricing Date	On or about January 28, 2014
Original Issue Date (Settlement Date):	On or about January 31, 2014
Review Dates†:	January 27, 2015 (first Review Date), July 28, 2015 (second Review Date), January 26, 2016 (third Review Date), July 26, 2016 (fourth Review Date) and January 26, 2017 (final Review Date)
Interest Payment Dates†:
Notwithstanding anything to the contrary in the accompanying product supplement no. 20-I, the Interest Payment Dates will be January 30, 2015, July 31, 2015, January 29, 2016, July 29, 2016 and the Maturity Date.

Call Settlement Date†:	If the notes are automatically called on any Review Date (other than the final Review Date), the first Interest Payment Date immediately following that Review Date
Maturity Date†:	January 31, 2017
CUSIP:	48126N2H9
†
Subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Postponement of a Review Date — Notes Linked to a Single Component” and “Description of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 20-I

Investing in the Auto Callable Contingent Interest Notes involves a number of risks.  See “Risk Factors” beginning on page PS-15 of the accompanying product supplement no. 20-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers.  In no event will these selling commissions exceed $1.00 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-67 of the accompanying product supplement no. 20-I.

The total aggregate principal amount of the notes offered by this term sheet may not be purchased by investors. Under these circumstances, JPMS will retain the unsold portion of the offering and has agreed to hold those notes for investment for a period of at least 30 days. The unsold portion will not exceed 15% of the aggregate principal amount of the notes. Any unsold portion may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.
If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $982.70 per $1,000 principal amount note.  JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $980.00 per $1,000 principal amount note.  See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 28, 2014

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 20-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-I dated January 5, 2012 and underlying supplement no. 1-I dated November 14, 2011.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 20-I dated January 5, 2012:
http://www.sec.gov/Archives/edgar/data/19617/000089109212000156/e46781_424b2.pdf

•	Underlying supplement no. 1-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

•	Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the SPDR® EURO STOXX 50® ETF	TS-0

Selected Purchase Considerations

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CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each Review Date.  If applicable, the Contingent Interest Payment will be (a) with respect to the first Interest Payment Date, at least $80.00* (equivalent to an interest rate of at least 8.00%* per annum) and (b) with respect to each subsequent Interest Payment Date, at least $40.00* (equivalent to an interest rate of at least 8.00%* per annum, payable at a rate of at least 4.00%* semiannually).  If the notes have not been automatically called and the closing price of one share of the Fund on any Review Date is greater than or equal to the Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date.  If the closing price of one share of the Fund on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.  If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

*The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 8.00% per annum.
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POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the closing price of one share of the Fund on any Review Date (other than the final Review Date) is greater than or equal to the Initial Share Price, your notes will be automatically called prior to the Maturity Date.  Under these circumstances, you will receive a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.

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THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES HAVE NOT BEEN AUTOMATICALLY CALLED — If the notes have not been automatically called, we will pay you your principal back at maturity only if the Final Share Price is greater than or equal to the Trigger Level.  However, if the notes have not been automatically called and the Final Share Price is less than the Trigger Level, you will lose at least 25% of your principal amount and could lose up to the entire principal amount of your notes at maturity.

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RETURN LINKED TO THE SPDR® EURO STOXX 50® ETF — The SPDR® EURO STOXX 50® ETF is an exchange-traded fund of SPDR® Index Shares Funds, a registered investment company, which seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the EURO STOXX 50® Index, which we refer to as the Underlying Index with respect to the SPDR® EURO STOXX 50® ETF. The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. For additional information about the Fund, see the information set forth under “Annex A — The SPDR® EURO STOXX 50® ETF” below.

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TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-I.  In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement no. 20-I.  Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
Non-U.S. Holders – Tax Considerations
The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).
Non-U.S. Holders should also note that recently proposed Treasury regulations, if finalized in their current form, could impose a 30% withholding tax (subject to reduction under an applicable income tax treaty) on amounts treated as attributable to U.S.-source dividends on equities underlying financial instruments such as the notes.  As proposed, these rules are sweeping in scope and could apply even if the payments on the relevant equity-linked financial instrument are determined without reference to dividends on the underlying equities.  If applicable, withholding would apply with respect to amounts treated as attributable to dividends on underlying U.S. equities paid after December 31, 2015 if you acquired the note in question on or after March 5, 2014.  Although there are exceptions to the broad reach of these proposed withholding rules, they are uncertain in scope, and we or other withholding agents may determine that withholding is required after December 31, 2015.
In the event of any withholding, we will not be required to pay any additional amounts with respect to amounts so withheld.  If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the SPDR® EURO STOXX 50® ETF	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-I dated January 5, 2012 and “Risk Factors” in the accompanying underlying supplement no. 1-I dated November 14, 2011.
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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  If the notes have not been automatically called and the Final Share Price is less than the Trigger Level, you will lose 1% of your principal amount at maturity for every 1% that the Final Share Price is less than the Initial Share Price.  Accordingly, under these circumstances, you will lose at least 25% of your principal amount and could lose up to the entire principal amount at maturity.

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THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Fund.  If the notes have not been automatically called, we will make a Contingent Interest Payment with respect to a Review Date only if the closing price of one share of the Fund on that Review Date is greater than or equal to the Interest Barrier.  If the closing price of one share of the Fund on that Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid.  Accordingly, if the closing price of one share of the Fund on each Review Date is less than the Interest Barrier, you will not receive any contingent interest payments over the term of the notes.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes.  Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that might have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date.

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REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

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THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE PRICE OF THE FUND — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the price of the Fund, which may be significant.  You will not participate in any appreciation in the price of the Fund.  Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Fund during the term of the notes.

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THE FIRST INTEREST PAYMENT DATE WILL OCCUR APPROXIMATELY ONE YEAR AFTER ISSUANCE — The first Interest Payment Date will occur approximately one year after the notes are issued, and subsequent Interest Payment Dates will occur semiannually.  Accordingly, the Contingent Interest Payment, if any, payable on the first Interest Payment Date will reflect the per annum Interest Rate applied over a period of approximately one year, while other Contingent Interest Payments, if any, will reflect the per annum Interest Rate applied over a period of approximately six months.  As a result, the negative effect on your return on the notes that would result from not receiving a Contingent Interest Payment on the first Interest Payment Date will be greater than the negative effect of not receiving a Contingent Interest Payment on any other Interest Payment Date.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 20-I for additional information about these risks.

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THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW DATE— If the Final Share Price is less than the Trigger Level and the notes have not been automatically called, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Fund.  The Final Share Price will be determined based on the closing price of one share of the Fund on a single day near the end of the term of the notes.  In addition, the closing price of one share of the Fund at the Maturity Date or at other times during the term of the notes could be greater than or equal to the Trigger Level.  This difference could be particularly large if there is a significant decrease in the closing price of one share of the Fund during the later portion of the term of the notes or if there is significant volatility in the closing price of one share of the Fund during the term of the notes, especially on dates near the final Review Date.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the SPDR® EURO STOXX 50® ETF	TS-2

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JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors.  The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set.  This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors.  Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value.  In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.  On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt.  If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you.  Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes.  See “JPMS’s Estimated Value of the Notes” in this term sheet.

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period.  These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances.  See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period.  Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes.  As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price.  Any sale by you prior to the Maturity Date could result in a substantial loss to you.  See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments.  Accordingly, you  should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” below.
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SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the closing price of one share of the Fund, including:

•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility of the Fund;
•	the time to maturity of the notes;
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whether the closing price of one share of the Fund has been, or is expected to be, less than the Interest Barrier on any Review Date and whether the Final Share Price is expected to be less than the Trigger Level;

•	the likelihood of an automatic call being triggered;
•	the dividend rate on the Fund and the equity securities held by the Fund;
•	interest and yield rates in the market generally;
•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor;
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the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Fund trade and the correlation among those rates and the prices of the Fund; and

•	a variety of other economic, financial, political, regulatory and judicial events.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the SPDR® EURO STOXX 50® ETF	TS-3

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.
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NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or securities held by the Fund or including in the Underlying Index would have.

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VOLATILITY RISK — Greater expected volatility with respect to the Fund indicates a greater likelihood as of the Pricing Date that the closing price of one share of the Fund could be less than the Interest Barrier on a Review Date and/or that the Final Share Price could be less than the Trigger Level.  The Fund’s volatility, however, can change significantly over the term of the notes.  The closing price of one share of the Fund could fall sharply on any day during the term of the notes, which could result in your not receiving any Contingent Interest Payment of a significant loss of principal, or both.

•
THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market.  The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results.  These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.

•
DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index.  In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index.  All of these factors may lead to a lack of correlation between the Fund and the Underlying Index.  In addition, corporate actions with respect to the equity securities held by the Fund (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index.  Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.  For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

•
NON-U.S. SECURITIES RISK — The equity securities held by the Fund have been issued by non-U.S. companies.  Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries.  Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade.  Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Fund denominated in each of those currencies.  If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and the payment at maturity, if any, may be reduced.  Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the countries issuing those currencies and the United States and between each country and its major trading partners;
•	political, civil or military unrest in the countries issuing those currencies and the United States; and
•	the extent of government surpluses or deficits in the countries issuing those currencies and the United States.
All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries issuing those currencies and the United States and other countries important to international trade and finance.
•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

•
THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement.  In particular, each of JPMS’s estimated value and the Contingent Interest Rate will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this term sheet.  Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value and the Contingent Interest Rate.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the SPDR® EURO STOXX 50® ETF	TS-4

What Are the Payments on the Notes, Assuming a Range of Performances for the Fund?

If the notes have not been automatically called and the closing price of one share of the Fund on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment.  If applicable, the Contingent Interest Payment will be (a) with respect to the first Interest Payment Date, at least $80.00 (equivalent to an interest rate of at least 8.00% per annum) and (b) with respect to each subsequent Interest Payment Date, at least $40.00 (equivalent to an interest rate of at least 8.00% per annum), payable at a rate of at least 4.00% semiannually with respect to each subsequent Interest Payment Date.  The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 8.00% per annum.  If the closing price of one share of the Fund on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.  We refer to the Interest Payment Date immediately following any Review Date on which the closing price of one share of the Fund is less than the Interest Barrier as a “No-Coupon Date.”  The following table assumes a Contingent Interest Rate of 8.00% per annum and illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
	Coupon Is Paid on the First Review Date	Coupon is Not Paid on the First Review Date
0 No-Coupon Dates	$240.00	N/A
1 No-Coupon Date	$200.00	$160.00
2 No-Coupon Dates	$160.00	$120.00
3 No-Coupon Dates	$120.00	$80.00
4 No-Coupon Dates	$80.00	$40.00
5 No-Coupon Dates	N/A	$0.00

The following table illustrates payments on the notes, assuming a range of performances for the Fund on a given Review Date.  The hypothetical payments set forth below assume an Initial Share Price of $40, an Interest Barrier and a Trigger Level of $30 (equal to 75% of the hypothetical Initial Share Price) and an Interest Rate of 8.00% per annum (payable at a rate of 8.00% with respect to the first Interest Payment Date and at a rate of 4.00% semiannually with respect to each subsequent Interest Payment Date).  The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 8.00% per annum.  Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

	Review Dates Prior to the Final Review Date			Final Review Date
Closing Price	Fund Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)		Fund Return	Payment at Maturity (2)
		First Review Date	Second Through Fourth Review Dates
$72.000	80.00%	$1,080.00	$1,040.00	80.00%	$1,040.00
$68.000	70.00%	$1,080.00	$1,040.00	70.00%	$1,040.00
$64.000	60.00%	$1,080.00	$1,040.00	60.00%	$1,040.00
$60.000	50.00%	$1,080.00	$1,040.00	50.00%	$1,040.00
$56.000	40.00%	$1,080.00	$1,040.00	40.00%	$1,040.00
$52.000	30.00%	$1,080.00	$1,040.00	30.00%	$1,040.00
$50.000	25.00%	$1,080.00	$1,040.00	25.00%	$1,040.00
$48.000	20.00%	$1,080.00	$1,040.00	20.00%	$1,040.00
$46.000	15.00%	$1,080.00	$1,040.00	15.00%	$1,040.00
$44.000	10.00%	$1,080.00	$1,040.00	10.00%	$1,040.00
$42.000	5.00%	$1,080.00	$1,040.00	5.00%	$1,040.00
$40.000	0.00%	$1,080.00	$1,040.00	0.00%	$1,040.00
$38.000	-5.00%	$80.00	$40.00	-5.00%	$1,040.00
$36.000	-10.00%	$80.00	$40.00	-10.00%	$1,040.00
$32.000	-20.00%	$80.00	$40.00	-20.00%	$1,040.00
$30.000	-25.00%	$80.00	$40.00	-25.00%	$1,040.00
$29.996	-25.01%	$0.00	$0.00	-25.01%	$749.90
$28.000	-30.00%	$0.00	$0.00	-30.00%	$700.00
$24.000	-40.00%	$0.00	$0.00	-40.00%	$600.00
$20.000	-50.00%	$0.00	$0.00	-50.00%	$500.00
$16.000	-60.00%	$0.00	$0.00	-60.00%	$400.00
$12.000	-70.00%	$0.00	$0.00	-70.00%	$300.00
$8.000	-80.00%	$0.00	$0.00	-80.00%	$200.00
$4.000	-90.00%	$0.00	$0.00	-90.00%	$100.00
$0.000	-100.00%	$0.00	$0.00	-100.00%	$0.00

(1)  The notes will be automatically called if the closing price of one share of the Fund on any Review Date (other than the final Review Date) is greater than or equal to the Initial Share Price.

(2)  You will receive a Contingent Interest Payment in connection with a Review Date if the closing price of one share of the Fund on that Review Date is greater than or equal to the Interest Barrier.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the SPDR® EURO STOXX 50® ETF	TS-5

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how a payment set forth in the table above is calculated.

Example 1: The closing price of one share of the Fund increases from the Initial Share Price of $40 to a closing price of $44 on the first Review Date.  Because the closing price of one share of the Fund on the first Review Date is greater than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the first Review Date.  In addition, because the closing price of one share of the Fund on the first Review Date is greater than the Initial Share Price, the notes are automatically called.  Accordingly, the investor receives a payment of $1,080 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $80 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.

Example 2: The closing price of one share of the Fund decreases from the Initial Share Price of $40 to a closing price of $28 on the first Review Date and $32 on the second Review Date and increases from the Initial Share Price of $40 to a closing price of $44 on the third Review Date.  Because the closing price of one share of the Fund on the first Review Date is less than the Interest Barrier, no Contingent Interest Payment is made in connection with the first Review Date; however, the closing price of one share of the Fund on each of the second and third Review Dates is greater than the Interest Barrier, so the investor is entitled to receive a Contingent Interest Payment in connection with each of the second and third Review Dates.  In addition, because the closing price of one share of the Fund on the third Review Date is greater than the Initial Share Price, the notes are automatically called.  Accordingly, the investor receives a payment of $40 in connection with the second Review Date and a payment of $1,040 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $40 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note, in connection with the third Review Date.  Accordingly, the total amount paid over the term of the notes is $1,080 per $1,000 principal amount note.

Example 3: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Fund increases from the Initial Share Price of $40 to a Final Share Price of $52.  The investor receives a payment of $80 in connection with the first Review Date and $40 in connection with each of the other Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Share Price is greater than the Trigger Level and the Interest Barrier, the investor receives at maturity a payment of $1,040 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $40 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.  The total amount paid over the term of the notes is $1,240 per $1,000 principal amount note.  This represents the maximum total payment an investor may receive over the term of the notes.

Example 4: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates (neither of which is the first Review Date) preceding the final Review Date and the closing price of one share of the Fund decreases from the Initial Share Price of $40 to a Final Share Price of $30.  The investor receives two payments of $40 in connection with two of the Review Dates (neither of which is the first Review Date) preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Share Price is equal to the Trigger Level and the Interest Barrier, even though the Final Share Price is less than the Initial Share Price, the investor receives at maturity a payment of $1,040 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $40 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.  The total amount paid over the term of the notes is $1,120 per $1,000 principal amount note.

Example 5: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Fund decreases from the Initial Share Price of $40 to a Final Share Price of $16.  The investor receives a payment of $80 in connection with the first Review Date and $40 in connection with each of the other Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Share Price is less than the Trigger Level and the Interest Barrier, the investor receives at maturity a payment of $400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

The total amount paid over the term of the notes is $600 per $1,000 principal amount note.

Example 6: The notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the closing price of one share of the Fund decreases from the Initial Share Price of $40 to a Final Share Price of $12.  Because the notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the Final Share Price is less than the Trigger Level and the Interest Barrier, the investor receives no payments over the term of the notes, other than a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -70%) = $300

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the SPDR® EURO STOXX 50® ETF	TS-6

Historical Information

The following graph shows the historical performance of the SPDR® EURO STOXX 50® ETF based on the weekly historical closing prices of one share of the Fund from January 2, 2009 through January 24, 2014.  The closing price of one share of the Fund on January 27, 2014 was $40.29.

We obtained the closing price of one share of the Fund below from Bloomberg Financial Markets, without independent verification.  The historical closing price of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date or any Review Date.  We cannot give you assurance that the performance of the Fund will result in the return of any of your principal or the payment of any interest.  We make no representation as to the amount of dividends, if any, that the Fund or the equity securities held by the Fund will pay in the future.  In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund or the equity securities held by the Fund.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”  The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits.  See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the SPDR® EURO STOXX 50® ETF	TS-7

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “What Are the Payments on the Notes, Assuming a Range of Performances for the Fund?” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the SPDR® EURO STOXX 50® ETF” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-40 of the accompanying product supplement no. 20-I are deemed deleted in their entirety.  Please refer instead to the discussion set forth above.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the SPDR® EURO STOXX 50® ETF	TS-8

ANNEX A

THE SPDR® EURO STOXX 50® ETF

We have derived all information contained in this term sheet regarding the SPDR® EURO STOXX 50® ETF (the “Fund”) from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, State Street Bank and Trust Company, as trustee of the Fund (“SSBTC”). The Fund is an investment portfolio maintained and managed by SSgA Funds Management, Inc. (“SSgA FM”). The Fund is an exchange-traded fund  that trades on the NYSE Arca, Inc. under the ticker symbol “FEZ.”

SPDR® Index Shares Funds is a registered investment company that consists of numerous separate investment portfolios, including the Fund. Information provided to or filed with the SEC by the Fund pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92106 and 811-21145, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the Fund, SSBTC and SSgA FM, please see the Fund’s prospectus. In addition, information about the Fund, SSBTC and SSgA FM may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Fund website at https://www.spdrs.com/product/fund.seam?ticker=FEZ. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Fund’s website is not incorporated by reference in, and should not be considered a part of, this term sheet.

Investment Objective and Strategy

The Fund’s objective is to provide investment results that, before fees and expenses, correspond generally to the total return performance of the EURO STOXX 50® Index. See “Equity Index Descriptions — The EURO STOXX 50® Index” in underlying supplement no. 1-I for more information about the EURO STOXX 50® Index.  The Fund employs a replication strategy, which means that the Fund typically invests in substantially all of the securities represented in the EURO STOXX 50® Index in approximately the same proportions as the EURO STOXX 50® Index.  Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the EURO STOXX 50® Index.  In addition, the Fund may invest in equity securities that are not included in the EURO STOXX 50® Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSgA FM).

The Fund is managed with a passive investment strategy, attempting to track the pefromance of an unmanaged index of securities, and differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the Fund may hold constituent securities of the EURO STOXX 50® Index regardless of the current or projected performance of a specific security or a particular industry or market sector.

The return of the Fund may not match or achieve a high degree of correlation with the return of the EURO STOXX 50® Index due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. It may take several business days for additions and deletions to the EURO STOXX 50® Index to be reflected in the portfolio composition of the Fund.

Holdings Information

The following tables summarize the Fund’s top holdings in individual companies and by sector as of January 24, 2014.

Top Holdings in Individual Securities as of January 24, 2014

Name	Weight
Total SA	5.44%
Sanofi	4.63%
Bayer AG	4.38%
Siemens AG	4.28%
Banco Santander S.A.	3.83%
BASF SE	3.82%
Daimler AG	3.30%
BNP Paribas SA Class A	3.20%
Allianz SE	3.01%
Anheuser-Busch InBev SA	2.87%

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the SPDR® EURO STOXX 50® ETF	TS-9

Top Holdings by Sector as of January 24, 2014

Sector	Percentage of Total Holdings
Financials	27.17%
Industrials	12.64%
Health Care	9.92%
Consumer Staples	9.32%
Consumer Discretionary	9.25%
Energy	8.65%
Telecommunication Services	6.77%
Materials	6.17%
Utilities	5.88%
Information Technology	4.20%

The information above was compiled from the Fund’s website, without independent verification. Information contained in the Fund’s website is not incorporated by reference in, and should not be considered a part of, this term sheet.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the SPDR® EURO STOXX 50® ETF	TS-10